Exhibit 12.2

Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$119,215	$348,806
Less- Income from equity investee	26,219	54,285
Add- Taxes based on income	41,330	183,867
Net income before income taxes and income from equity investee	134,326	478,388

Add- fixed charges:
Interest on long term debt	103,886	176,088
Estimated interest cost within rental expense	1,036	2,754
Amortization of net debt premium, discount, and expenses	2,736	5,468
Total fixed charges	107,658	184,310

Earnings available for fixed charges	241,984	662,698

Ratio of earnings to fixed charges	2.24	3.59

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,971	5,941
Adjustment to pre-tax basis	1,030	3,244
	4,001	9,185

Combined fixed charges and preferred stock dividend requirements	$111,659	$193,495

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.16	3.42